NIXON PEABODY LLP
Attorneys at Law
100 Summer Street
Boston, Massachusetts 02110-2131

William E. Kelly
Direct Dial: (617) 345-1195
Direct Fax: (866) 743-4899

October 26, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Dave Walz, Staff Accountant

Re:	NaturalNano, Inc.
Item 4.02 Form 8-K
Filed October 20, 2006
File No. 0-49901

Ladies and Gentlemen:

On behalf of NaturalNano, Inc. (the “Company”) we are today filing with the Commission an Amendment (the “Amendment”) to the Current Report on Form 8-K filed by the Company on  October 20, 2006 (the “Report”).

The Amendment contains changes in response to the comments to the Report made in a letter to Michael Riedlinger, the President of the Company, dated October 25, 2006 from Dave Walz, Staff Accountant. The responses of the Company to Mr. Walz’s comments are set forth below, keyed to the sequential numbering of the comments contained in Mr. Mancuso’s letter and to the headings used in such letter.

Item 4.02 Form 8-K

1.	Please amend your filing to disclose the date you concluded that your financial statements should no longer be relied on.

The Amendment now discloses the dates on which the Company’s Board of Directors determined that previously filed financial statements and related financial information should no longer be relied upon. This disclosure appears in the second paragraph under the heading “Background” with respect to the Company’s filing on June 26, 2006 of Amendment No. 1 to its Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005 and Amendment No. 1 to its Quarterly Report on Form 10-QSB for the period ended March 31, 2006. Similar disclosure with respect to the Company’s filing on October 20, 2006 of Amendment No. 2 to its Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005, Amendment No. 2 to its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 and Amendment No. 1 to its Quarterly Report on Form 10-QSB for the period ended June 30, 2006 appears in the fifth paragraph under the heading “Background”). The cover of the Amendment now discloses that the date of the earliest event reported is June 7, 2006 (the date on which the Company’s Board of Directors made its initial non-reliance determination).

Securities and Exchange Commission
October 26, 2006

Attached hereto is a statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff requires any further information, please contact the undersigned at (617) 345-1195.

Very truly yours,

/s/ William E. Kelly

William E. Kelly

WEK/tan

cc: Kathleen A. Browne, CFO

NATURALNANO, INC.

In connection with the filing with the Securities and Exchange Commission (the “Commission”) by NaturalNano, Inc. (the “Company”) of a Current Report on Form 8-K on October 20, 2006 and of the Amendment thereto filed by the Company on October 26, 2006 (together, the “Filing”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: October 26, 2006

NATURALNANO, INC.

By:	/s/ Kathleen A. Browne
Kathleen A. Browne
Chief Financial Officer